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                                                              EXHIBIT (a)(5)(ii)

                                  Press Release

For Immediate Release

CONTACTS:

Lee W. Melody                               David P. Nelson
President and CEO                           Vice President Finance and CFO
MotorVac Technologies, Inc.                 MotorVac Technologies, Inc
(714) 558-4822, ext. 115                    (714) 558-4822, ext. 119
lmelody@motorvac.com                        dnelson@motorvac.com

                MOTORVAC ANNOUNCES IT IS DEREGISTERING ITS SHARES
                          AND COMMENCING A TENDER OFFER

         Santa Ana, CA, August 3, 2000 -- MotorVac Technologies, Inc. announced today that it has filed a Form 15 with the Securities and Exchange Commission in order to terminate the registration of its common stock under the federal securities laws. The Board's decision to deregister the stock is part of its strategy to enhance long-term stockholder value, reduce administrative costs and increase the flexibility of Company decision making. Upon the filing of its certification for deregistration, the Company's obligation to file periodic reports, including financial statements, pursuant to federal securities laws is immediately suspended. The common stock will be delisted by NASDAQ shortly thereafter.

         In connection with that filing, the Company has commenced a tender offer to purchase for cash up to 1,612,166 shares, or approximately 35% of its issued and outstanding common stock at a price of $3.50 per share. The tender offer, which began today, will expire at 5:00 p.m. (Eastern time) on Friday, September 15, 2000, unless it is extended. The Board believes a tender offer is appropriate to provide stockholders with a one-time opportunity for current liquidity at a premium of 24.4% over the last reported sale price per share on August 2, 2000, the last trading day prior to announcement of the offer, and a premium of 44.9% over the average closing price per share for the 30 day period ending August 2, 2000. FMV Opinions, Inc., a nationally recognized firm engaged in the valuation of businesses and their securities for various purposes, has issued an opinion that the offer price is fair to tendering stockholders. The Company has received a commitment to finance the purchase of up to 1,612,166 shares under the tender offer by borrowing an aggregate amount not to exceed $5,500,000, subject to certain closing conditions that the Company intends to meet. Completion of the tender offer is subject to finalization of the financing agreement.

         Stockholders are encouraged to read the Offer to Purchase, Letter of Transmittal and related documents, which describe the tender offer in detail and which will be mailed to all stockholders of record of the common stock and made available for distribution to beneficial owners of common stock. Erin Mills International Investment Corporation, the Company's majority stockholder, and the Company's continuing directors and officers do not intend to tender their shares.

         Lee W. Melody, President and Chief Executive Officer, commented on the decisions saying, "We believe that taking the Company private is the right action to enhance long-term stockholder value, while the tender offer gives each stockholder who chooses to participate the opportunity to receive immediate liquidity at a price that represents the current fair enterprise value of the Company."

         ABOUT MOTORVAC

         MotorVac Technologies, Inc. designs, develops, assembles and markets unique technological solutions for the service and repair of automotive fluid systems. Product lines include specialty chemicals and shop equipment for servicing fuel, coolant and transmission systems. MotorVac's products are distributed to service shops, fleets and government agencies in more than 70 countries worldwide. For additional information, visit MotorVac's Web site at www.motorvac.com.

         MotorVac is a registered trademark of MotorVac Technologies, Inc.